UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of APRIL, 2006.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:  April 28, 2006                      /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director and CFO

--------------------------------------------------------------------------------



                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)

                          INTERIM FINANCIAL STATEMENTS
                            FOR THE SIX MONTHS ENDED
                                FEBRUARY 28, 2006

                      (UNAUDITED - PREPARED BY MANAGEMENT)


--------------------------------------------------------------------------------

MANAGEMENT'S COMMENTS ON UNAUDITED INTERIM  FINANCIAL STATEMENTS



The accompanying unaudited interim financial statements of Halo Resources Ltd. for the six months ended February 28, 2006, have been prepared by and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                             INTERIM BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)


                                                   FEBRUARY 28,      AUGUST 31,
                                                       2006            2005
                                                         $               $

                                   A S S E T S

CURRENT ASSETS

Cash                                                    650,856         893,525
Amounts receivable and prepaids                         247,670         197,507
                                                   ------------    ------------
                                                        898,526       1,091,032

CAPITAL ASSETS (Note 3)                                 261,961          32,761

UNPROVEN MINERAL INTERESTS (Note 4)                  24,326,993      22,759,333

DEFERRED SHARE ISSUE COSTS (Note 6(a))                        -          45,556
                                                   ------------    ------------
                                                     25,487,480      23,928,682
                                                   ============    ============


                              L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities                147,317         584,221

REDEEMABLE PREFERRED SHARES (Note 5)                  8,000,000       8,000,000

ASSET RETIREMENT OBLIGATION (Note 10)                   976,500         938,500

FUTURE INCOME TAX LIABILITY                           5,583,633       5,328,000
                                                   ------------    ------------
                                                     14,707,450      14,850,721
                                                   ------------    ------------

                      S H A R E H O L D E R S ' E Q U I T Y


SHARE CAPITAL (Note 6)                               31,345,713      28,487,576

SHARE SUBSCRIPTIONS RECEIVED (Note 6(a))                      -         958,950

CONTRIBUTED SURPLUS (Note 7)                          1,098,464         738,642

DEFICIT                                             (21,664,147)    (21,107,207)
                                                   ------------    ------------
                                                     10,780,030       9,077,961
                                                   ------------    ------------
                                                     25,487,480      23,928,682
                                                   ============    ============
NATURE OF OPERATIONS (Note 1)

SUBSEQUENT EVENTS (Note 11)


APPROVED BY THE BOARD

/s/ MARC CERNOVITCH   , Director
---------------------
/s/ NICK DEMARE       , Director
---------------------

          The accompanying notes are an integral part of these interim financial statements.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                     INTERIM STATEMENTS OF LOSS AND DEFICIT
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                           FEBRUARY 28,                    FEBRUARY 28,
                                                   ----------------------------    ----------------------------
                                                       2006            2005            2006            2005
                                                         $               $               $               $

REVENUES

Interest and other                                        3,498          12,323           8,148          12,766
                                                   ------------    ------------    ------------    ------------
EXPENSES

Accretion (Note 10)                                      19,000               -          38,000               -
Amortization of capital assets                            8,100             562          10,210             562
General and administrative                              267,478         324,942         718,145         444,658
General exploration                                       3,911               -           3,911               -
Stock-based compensation                                166,439         409,960         359,822         544,056
                                                   ------------    ------------    ------------    ------------
                                                        464,928         735,464       1,130,088         989,276
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE INCOME TAX                                 (461,430)       (723,141)     (1,121,940)       (976,510)

FUTURE INCOME TAX RECOVERY                              215,000       1,209,000         565,000       1,209,000
                                                   ------------    ------------    ------------    ------------
NET INCOME (LOSS) FOR THE PERIOD                       (246,430)        485,859        (556,940)        232,490

DEFICIT - BEGINNING OF PERIOD                       (21,417,717)    (20,992,466)    (21,107,207)    (20,739,097)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                             (21,664,147)    (20,506,607)    (21,664,147)    (20,506,607)
                                                   ============    ============    ============    ============


EARNING (LOSS) PER COMMON SHARE
    - BASIC AND DILUTED                                  $(0.01)          $0.03          $(0.02)          $0.02
                                                   ============    ============    ============    ============

WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                        27,157,198      14,926,390      26,373,973      12,169,979
                                                   ============    ============    ============    ============













          The accompanying notes are an integral part of these interim financial statements.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                         INTERIM STATEMENTS OF CASH FLOW
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                           FEBRUARY 28,                    FEBRUARY 28,
                                                   ----------------------------    ----------------------------
                                                       2006            2005            2006            2005
                                                         $               $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net income (loss) for the period                       (246,430)        485,859        (556,940)        232,490
Items not involving cash
    Accretion                                            19,000               -          38,000               -
    Amortization of capital assets                        8,100             562          10,210             562
    Professional fees                                         -               -          60,000               -
    Stock-based compensation                            166,439         409,960         359,822         544,056
    Future income tax recovery                         (215,000)     (1,209,000)       (565,000)     (1,209,000)
Increase in amounts receivable and prepaids             (14,501)       (203,378)        (50,163)       (216,436)
Increase (decrease) in accounts payable
    and accrued liabilities                            (518,829)        181,598        (436,904)        202,190
                                                   ------------    ------------    ------------    ------------
                                                       (801,221)       (334,399)     (1,140,975)       (446,138)
                                                   ------------    ------------    ------------    ------------
FINANCING ACTIVITIES

Common shares issued for cash                           310,833       6,704,797       2,962,549       6,704,797
Warrant exercises received                                    -         101,600               -         101,600
Common share issue costs                                      -        (614,923)       (257,173)       (647,423)
                                                   ------------    ------------    ------------    ------------
                                                        310,833       6,191,474       2,705,376       6,158,974
                                                   ------------    ------------    ------------    ------------
INVESTING ACTIVITIES

Additions to resource interests                        (602,384)     (1,061,700)     (1,567,660)     (1,181,516)
Purchase of capital assets                              (47,370)        (14,412)       (239,410)        (14,412)
                                                   ------------    ------------    ------------    ------------
                                                       (649,754)     (1,076,112)     (1,807,070)     (1,195,928)
                                                   ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN CASH
    AND CASH EQUIVALENTS                             (1,140,142)      4,780,963        (242,669)      4,516,908

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD       1,790,998          65,010         893,525         329,065
                                                   ------------    ------------    ------------    ------------
CASH AND CASH EQUIVALENTS - END OF PERIOD               650,856       4,845,973         650,856       4,845,973
                                                   ============    ============    ============    ============


SUPPLEMENTARY CASH FLOW INFORMATION - See Note 9.




          The accompanying notes are an integral part of these interim financial statements.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                 INTERIM SCHEDULE OF UNPROVEN MINERAL INTERESTS
                      (UNAUDITED - PREPARED BY MANAGEMENT)


                                          -------------------------------------------------------------------   -----------
                                                                                                                AUGUST 31,
                                                                   FEBRUARY 28, 2006                               2005
                                          -------------------------------------------------------------------   -----------
                                                         BACHELOR       QUARTER
                                            DUPORT         LAKE        MOON LAKE     SHERRIDON
                                           PROPERTY      PROPERTY      PROPERTY       PROJECT        TOTAL         TOTAL
                                               $             $             $             $             $             $

BALANCE - BEGINNING OF PERIOD              16,834,784     5,585,956       338,593             -    22,759,333        75,906
                                          -----------   -----------   -----------   -----------   -----------   -----------
AMOUNTS INCURRED DURING THE PERIOD

    EXPLORATION EXPENDITURES
       Accounting                                   -         9,460             -             -         9,460             -
       Airborne surveying                           -             -             -             -             -       250,268
       Assays                                       -        22,658             -             -        22,658        56,036
       Camp and equipment costs                98,387        84,605             -             -       182,992       209,549
       Consulting                              44,236       176,763         8,444        92,315       321,758       301,200
       Data                                         -             -             -        25,000        25,000             -
       Drilling                                     -       258,381             -             -       258,381     1,373,524
       Due diligence                            6,054             -             -         8,160        14,214        23,296
       Engineering                              5,751        23,020             -             -        28,771             -
       Exploration office costs                28,427        43,963             -         1,243        73,633        25,018
       Field personnel                         29,215       107,292             -             -       136,507       179,253
       Field supplies                               -             -             -             -             -        41,332
       Filing                                       -         1,197             -         1,000         2,197        14,035
       Geological                                   -             -             -             -             -       199,030
       Insurance                                    -        25,403             -             -        25,403             -
       Maintenance                                  -        13,284             -             -        13,284             -
       Mobilization, demobilization                 -         6,089             -             -         6,089        88,766
       Rent and utilities                           -        73,527             -             -        73,527        30,669
       Site preparation                             -             -             -             -             -       232,706
       Surveying                                3,573             -             -             -         3,573        16,223
       Technical report                             -             -             -        10,859        10,859        10,000
       Telephone                                    -         6,656             -             -         6,656         4,847
       Travel                                  22,002        44,400         1,299         9,456        77,157       118,720
       Reimbursement / Recoveries                   -       (74,389)      (14,288)            -       (88,677)    1,818,123
                                          -----------   -----------   -----------   -----------   -----------   -----------
                                              237,645       822,309        (4,545)      148,033     1,203,442     4,992,595
                                          -----------   -----------   -----------   -----------   -----------   -----------
    OTHER ITEMS

       Acquisition costs and payments               -       100,000             -        30,000       130,000    11,260,000
       Claims staking and lease
          rental costs                              -             -             -       116,690       116,690        12,458
       Legal                                    1,809        19,348             -        71,371        92,528       385,207
       Capitalized dividend on
          redeemable preferred shares          25,000             -             -             -        25,000        41,667
       Future income tax adjustment                               -             -             -             -     5,091,000
       Asset retirement obligation                  -             -             -             -             -       900,500
                                          -----------   -----------   -----------   -----------   -----------   -----------
                                               26,809       119,348             -       218,061       364,218    17,690,832
                                          -----------   -----------   -----------   -----------   -----------   -----------
                                              264,454       941,657        (4,545)      366,094     1,567,660    22,683,427
                                          -----------   -----------   -----------   -----------   -----------   -----------
BALANCE - END OF PERIOD                    17,099,238     6,527,613       334,048       366,094    24,326,993    22,759,333
                                          ===========   ===========   ===========   ===========   ===========   ===========


          The accompanying notes are an integral part of these interim financial statements.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)



1.       NATURE OF OPERATIONS

         Halo Resources Ltd. (the "Company") is a resource exploration company which is engaged in the acquisition, exploration and development of unproven mineral interests in Canada. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these unproven mineral interests contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company. The amounts shown as unproven mineral interests and deferred costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the unproven mineral interests is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.


2.       SIGNIFICANT ACCOUNTING POLICIES

         These interim financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Actual results could differ from those estimates. The interim financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim financial statements should be read in conjunction with the most recent annual financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.


3.       CAPITAL ASSETS


                                                                                                     AUGUST 31,
                                                                 FEBRUARY 28, 2006                     2005
                                                   --------------------------------------------    ------------
                                                                    ACCUMULATED       NET BOOK        NET BOOK
                                                       COSTS       DEPRECIATION        VALUE           VALUE
                                                         $               $               $               $

         Office furniture and equipment                   8,600           1,371           7,229           5,693
         Computer and telephone equipment                20,398           4,543          15,855          15,512
         Mine equipment and facility                    247,305           8,428         238,877          11,556
                                                   ------------    ------------    ------------    ------------
                                                        276,303          14,342         261,961          32,761
                                                   ============    ============    ============    ============

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)



4.       UNPROVEN MINERAL INTERESTS


                                                 FEBRUARY 28, 2006                                AUGUST 31, 2005
                                   --------------------------------------------    --------------------------------------------
                                                      DEFERRED                                        DEFERRED
                                    ACQUISITION     EXPLORATION        TOTAL        ACQUISITION     EXPLORATION        TOTAL
                                       COSTS           COSTS           COSTS           COSTS           COSTS           COSTS
                                         $               $               $               $               $               $

         Duport                      14,929,053       2,170,185      17,099,238      14,902,244       1,932,540      16,834,784
         Bachelor Lake                2,876,228       3,651,385       6,527,613       2,756,880       2,829,076       5,585,956
         Quarter Moon Lake              107,614         226,434         334,048         107,614         230,979         338,593
         Sherridon                      218,061         148,033         366,094               -               -               -
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                     18,130,956       6,196,037      24,326,993      17,766,738       4,992,595      22,759,333
                                   ============    ============    ============    ============    ============    ============

         (a)      Duport Property, Ontario

                  Pursuant to an agreement dated February 18, 2005, the Company acquired from The Sheridan Platinum Group Ltd. ("Sheridan") a 100% interest in 93 mineral claims (the "Duport Property") covering an area of approximately 3,800 hectares, located near Kenora, Ontario. The Company paid $250,000 cash and issued one million common shares, at a fair value of $1,210,000, and $8 million in redeemable preferred shares (see Note 5). The purchase of the Duport Property was conducted on a tax-free roll-over basis to Sheridan and, accordingly, $9,210,000 of costs have no tax value.

                  The Company has also agreed to pay a 2.5% net smelter return royalty ("NSR") on the first 1.5 million ounces of gold produced and a 5% NSR on the excess. The Company will have the right to buy back a 1% NSR for $2.5 million cash.

                  The Company has also acquired, through staking, ten mineral claims in the area of the Duport property, covering an area of approximately 1,700 hectares.

         (b)      Bachelor Lake Property, Quebec

                  On November 12, 2004, the Company entered into a heads of agreement with Wolfden Resources Inc. ("Wolfden"), whereby Wolfden would assign to the Company, Wolfden's option from Metanor Resources Inc. ("Metanor"), to earn a 50% undivided interest in two mining concessions and 51 mineral claims for a total of 1,851 hectares (the "Bachelor Lake Property"), located in the La Sueur Township, Quebec. On April 15, 2005, the Company and Wolfden signed the final agreement (the "Assignment and Assumption Agreement"). Under the agreed terms, the Company acquired Wolfden's option to earn a 50% interest in the Bachelor Lake Property by paying $650,000 cash and issuing 1,400,000 common shares, at a fair value of
                  $1,050,000. The Company was also responsible for all exploration costs incurred on the Bachelor Lake Property by Wolfden from the date of signing the heads of agreement and accordingly, reimbursed Wolfden $1,293,123 cash and issued 700,000 common shares, at a fair value of $525,000. If the Company exercises the option, and after 50,000 ounces of gold or gold equivalent have been produced from the Bachelor Lake Property, the Company shall pay to Wolfden a bonus payment of $250,000 cash and issue to Wolfden a further 250,000 common shares. The Company also agreed to pay a 0.5% royalty on the Company's share of the NSR. A director of the Company is also a director and officer of Wolfden.

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)



4.       UNPROVEN MINERAL INTERESTS (continued)

                  Effective May 18, 2005, the Company and Metanor entered an agreement whereby Metanor acknowledged the Assignment and Assumption Agreement and the terms of the underlying option agreement on the Bachelor Lake Property were amended. Under the amendment, the Company can exercise its option to earn the 50% interest in the Bachelor Lake Property by spending a minimum of $500,000 of exploration on the Bachelor Lake Property and paying $100,000 to Metanor. On September 21, 2005, the Company exercised its option and paid $100,000.

         (c)      Quarter Moon Lake Property, Manitoba

                  On February 9, 2005, as amended February 9, 2006, the Company entered into a letter of intent ("Quarter Moon LOI") with Endowment Lakes (2002) Limited Partnership ("EL") regarding the option to earn up to an 80% interest in the Quarter Moon Lake Property, Manitoba. The Quarter Moon Lake Property
                  comprises five mining claims covering a total of 1,072 hectares and is located 75 kilometres northeast of Flin Flon and 61 kilometres northwest of Snow Lake. Under the terms of the Quarter Moon LOI, the Company has the right to acquire an initial 51% interest in the Quarter Moon Lake Property in which the Company paid $40,000 cash, issued 50,000 common shares of the Company, at a fair value of $60,000, and is required to complete a $250,000 minimum work commitment on or before March 9, 2006, paying a further $40,000 cash and issuing 50,000 common shares on or before March 9, 2006, and completing a further $250,000 work commitment on or before February 9, 2007. The Company has the option to earn an additional 29% interest by providing notice after the initial earn-in by completing an additional $1.5 million in exploration and development over a subsequent two year period, and paying an additional $40,000 and issuing 50,000 common shares on or before February 9, 2008. The Quarter Moon Lake Property will then be held 80% by the Company and 20% by EL. The Company will be responsible for advancing the property to production and will recover all costs out of production prior to sharing profits on an 80/20 basis. EL will hold a 1% NSR which can be purchased at any time for $1 million.

                  The Company and EL are currently negotiating a restructuring of the Quarter Moon LOI which will result in revised payment terms.

         (d)      Sherridon VMS Project, Manitoba

                  The  Sherridon  VMS  Project  comprises  approximately  13,915
                  hectares   located  in  the  Sherridon   area,   north-central
                  Manitoba, and comprises the following:

                  i) 51 unproven claims covering approximately 9,900 hectares, staked by the Company;

                  ii) heads of agreement  (the "Dunlop  HOA") dated  February 9,
                      2006, entered into by the Company and W. Bruce Dunlop Limited NPL, whereby the Company was granted the option to earn a 100% undivided interest in three unproven mineral claims, covering 536 hectares, for $90,000 cash payments, issuance of 250,000 common shares of the Company and expending a total of $170,000 in work expenditures over a four year period. Subsequent to February 28, 2006, the Company paid a $15,000 cash payment and issued 25,000 common shares, at a fair value of $18,250; and

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)



4.       UNPROVEN MINERAL INTERESTS (continued)

                  iii)three  option  agreements  (the  "HBED  Options"),   dated
                      February 27, 2006, entered into by the Company and Hudson Bay Exploration and Development Company Limited ("HBED"), whereby the Company was granted options to acquire 100% interests in 24 unproven mineral claims and one mining lease covering approximately 3,478 hectares. In order to earn 100% interests in all of the mineral claims and the mining lease the Company will be required to make option payments totalling $650,000 and incur expenditures totalling $4,300,000, as follows:

                      DATE                           OPTION           WORK
                                                    PAYMENTS       EXPENDITURES
                                                       $                 $

                      On signing                       30,000(paid)           -
                      First Anniversary                70,000            30,000
                      Second Anniversary              120,000           100,000
                      Third Anniversary                80,000           790,000
                      Fourth Anniversary              350,000         3,380,000
                                                 ------------      ------------
                                                      650,000         4,300,000
                                                 ============      ============

                      Upon agreement by both the Company and HBED, up to 25% of the option payments may be paid in common shares of the Company.

         (e)      See also Note 11(b).


5.       REDEEMABLE PREFERRED SHARES

         The series 1 redeemable preferred shares (the "Redeemable Preferred Shares") were issued by the Company as partial consideration of its purchase of the Duport Property described in Note 4(a). The Redeemable Preferred Shares have a term of five years with payment of cumulative cash dividends, at the following rates:

         i) for each of the two years commencing November 1, 2004, an annual dividend of $50,000, payable in quarterly instalments, commencing on February 1, 2005 and ending on November 1, 2006; and

         ii) for each of the three years commencing November 1, 2006, an annual dividend of 4% of the Redeemable Preferred Shares outstanding, payable in quarterly instalments, commencing on February 1, 2007 and ending on November 1, 2009.

         The Company may elect to pay any of its dividends in common shares of its capital stock based on a 15 day average price prior to the date the dividend is due.

         The Redeemable Preferred Shares are non-voting, non-convertible and can be redeemed in whole or in part by the Company at any time prior to November 1, 2009, as follows:

         (i) make a cash payment of $8 million plus a $400,000 bonus, together with any accrued and unpaid dividends; or

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)



5.       REDEEMABLE PREFERRED SHARES (continued)

         (ii) provided all dividends payable pursuant to the terms of the Redeemable Preferred Shares have been paid, the Company may return the Duport Property to Sheridan.

         The Company may elect to redeem the Redeemable Preferred Shares through the issuance of common shares in its capital stock based on a 15 day average price prior to the date of redemption.

         If the Redeemable Preferred Shares have not been redeemed the Company will, effective November 1, 2009, retract the Redeemable Preferred Shares in consideration of $8 million plus accrued unpaid dividends (collectively the "Retraction Amount"), payable in cash or common shares of the Company based on a 15 trading day average price prior to the date of retraction.

         During the six months ended February 28, 2006, the Company recorded $25,000 of dividends on the Redeemable Preferred Shares, which have been capitalized as part of resource interests. As at February 28, 2006, $4,167 of accrued dividends were included as part of accounts payable and accrued liabilities.


6.       SHARE CAPITAL

         Authorized:  unlimited common shares without par value
                      unlimited preferred shares

         Issued common shares:                           FEBRUARY 28, 2006                AUGUST 31, 2005
                                                   ----------------------------    ----------------------------
                                                      SHARES          AMOUNT          SHARES          AMOUNT
                                                                         $                               $

         Balance, beginning of period                21,005,765      28,487,576       9,443,859      20,914,102
                                                   ------------    ------------    ------------    ------------
         Issued during the period

         For cash
              Private placements                      5,273,236       3,493,249       7,324,894       6,688,797
              Exercise of warrants                    1,653,000         428,250       1,048,500         253,100
         Corporate finance                               85,715          60,000          40,000          34,000
         For unproven mineral interests                       -               -       3,150,000       2,845,000
         Cancellation of escrow shares                        -               -          (1,488)              -
                                                   ------------   -------------    ------------    ------------
                                                      7,011,951       3,981,499      11,561,906       9,820,897

         Less:  flow-through share renunciation               -        (820,633)              -      (1,566,000)
                share issue costs                             -        (302,729)              -        (681,423)
                                                   ------------   -------------    ------------    ------------
                                                      7,011,951       2,858,137      11,561,906       7,573,474
                                                   ------------   -------------    ------------    ------------
         Balance, end of period                      28,017,716      31,345,713      21,005,765      28,487,576
                                                   ============   =============    ============    ============

         (a) During the six months ended February 28, 2006 the Company completed a non-brokered private placement of 3,293,070 flow-through common shares at a price of $0.70 per flow-through share and 1,980,166 non-flow-through units (the "Non-Flow-Through Units") at a price of $0.60 per Non-Flow-Through Unit, for total gross proceeds of $3,493,249. Each Non-Flow-Through Unit consisted of

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)



6.       SHARE CAPITAL (continued)

                  one common share and one share purchase warrant entitling the holder to purchase one further common share of the Company, for a period of two years at a price of $0.70 per share. The Company paid a total of $262,194 for commissions, incurred legal and filing costs totalling $40,535 and issued 523,323 warrants ("Finders' Warrants"). The Finder's Warrants have the same terms as the private placement warrants. A director of the Company purchased 20,000 flow-through shares for gross proceeds of $14,000.

                  As at August 31, 2005, the Company had received $958,950 in common share subscriptions and incurred $45,556 of share issue costs with respect to this private placement.

         (b) During the six months ended February 28, 2006 the Company granted 1,768,000 stock options to its employees, directors and consultants and recorded compensation expense of $359,822.

                  The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the periods:



                        Risk-free interest rate         3.24% - 3.43%
                        Estimated volatility           61.41% - 64.96%
                        Expected life                     1.5 years
                        Expected dividend yield               0%

                  The fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the period to the Company's employees, directors and consultants was $0.20 per share.

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

                  A summary of the Company's stock options at February 28, 2006 and the changes for the six months ended February 28, 2006 is presented below:
                                                                      WEIGHTED
                                                                      AVERAGE
                                                      NUMBER          EXERCISE
                                                    OF OPTIONS         PRICE
                                                                         $

                  Balance, beginning of period        1,688,000         0.80
                  Granted                             1,768,000         0.60
                  Expired                              (753,000)        0.96
                                                   ------------
                  Balance, end of period              2,703,000         0.61
                                                   ============

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)



6.       SHARE CAPITAL (continued)

                  The following table summarizes information about the stock options outstanding and exercisable at February 28, 2006:

                     OPTIONS
                   OUTSTANDING
                       AND
                   EXERCISABLE        EXERCISE PRICE        EXPIRY DATE
                                             $

                       600,000              0.60            May 31, 2007
                        60,000              0.75            July 22, 2007
                       150,000              0.70            September 27, 2007
                       125,000              0.75            February 17, 2008
                       200,000              0.75            September 28, 2008
                       655,000              0.75            September 29, 2008
                       913,000              0.45            February 2, 2009
                  ------------
                     2,703,000
                  ============

         (c) A summary of the number of common shares reserved pursuant to the Company's warrants outstanding at February 28, 2006 and the changes for the six months ended February 28, 2006, is as follows:

                                                                      NUMBER

                  Balance, beginning of period                       10,331,859
                  Issued pursuant to private placements               1,980,166
                  Issued as finders warrants                            523,323
                  Issued for corporate finance fee                       85,715
                  Exercised                                          (1,653,000)
                                                                   ------------
                  Balance, end of period                             11,268,063
                                                                   ============

                  Common shares reserved pursuant to warrants outstanding at February 28, 2006, are as follows:

                      NUMBER           EXERCISE PRICE         EXPIRY DATE
                                             $

                       550,000              0.25              March 4, 2006
                     2,395,500              0.40              April 15, 2006
                     2,313,182              1.50              December 23, 2006
                     2,698,530              1.35              December 23, 2006
                        20,000              1.35              December 23, 2006
                       701,647              1.05              December 23, 2006
                     2,071,015              0.70              September 14, 2007
                       432,474              0.70              September 29, 2007
                        85,715              0.75              October 14, 2007
                  ------------
                    11,268,063
                  ============

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)





6.       SHARE CAPITAL (continued)

         (d) See also Note 11.


7.       CONTRIBUTED SURPLUS

         Contributed surplus is comprised of the following:

                                                   FEBRUARY 28,      AUGUST 31,
                                                       2006            2005
                                                         $               $

         Balance, beginning of period                   738,642         179,611
              Stock-based compensation (Note 6(b))      359,822         559,031
                                                   ------------    ------------
         Balance, end of period                       1,098,464         738,642
                                                   ============    ============


8.       RELATED PARTY TRANSACTIONS

         (a) During the six months ended February 28, 2006, the Company incurred $119,700 for management, professional, accounting and administrative services provided by companies controlled by directors of the Company. As at February 28, 2006, accounts payable and accrued liabilities include $7,666 due to these related parties.

         (b) Other related party transactions are disclosed elsewhere in these financial statements.

         These transactions were measured at the exchange amount, which was the amount of consideration established and agreed to by related parties.


9.       SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash financing activities were conducted by the Company during the six months ended February 28, 2006 and 2005 are as follows:

                                                       2006            2005
                                                         $               $
         Financing activities

             Common shares issued for
                corporate finance fee                         -          34,000
             Common share issue costs                         -         (34,000)
             Share capital - future income
                tax adjustment                         (820,633)     (1,566,000)
             Future tax liability                       820,633       1,566,000)
                                                   ------------    ------------
                                                              -               -
                                                   ============    ============

         Investing activity

             Unproven mineral interests
                - accrued dividend                       (4,167)              -
                                                   ============    ============

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)




9.       SUPPLEMENTARY CASH FLOW INFORMATION (continued)

                                                       2006            2005
                                                         $               $
         Operating activities

             Accrued dividend payable                     4,167               -
                                                   ============    ============

         Other supplementary cash flow information:

                                                       2006            2005
                                                         $               $

         Interest paid in cash                                -               -
                                                   ============     ===========

         Income taxes paid in cash                            -               -
                                                   ============     ===========


10.      ASSET RETIREMENT OBLIGATION

                                                   FEBRUARY 28,      AUGUST 31,
                                                       2006            2005
                                                         $               $

         Balance, beginning of period                   938,500               -
         Liabilities assumed on acquisition                   -         900,500
         Accretion expense                               38,000          38,000
                                                   ------------    ------------
                                                        976,500         938,500
                                                   ============    ============

         The total undiscounted amount of estimated cash flows required to settle the Company's estimated obligation is $1,018,567 which has been discounted using a credit adjusted risk free rate of 8.5%. The reclamation obligation relates to the Bachelor Lake Property. The present value of the reclamation liability may be subject to change based on management's current estimates, changes in remediation technology or changes to the applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.


11.      SUBSEQUENT EVENTS

         (a)      Subsequent to February 28, 2006, the Company:

                  (i) issued 2,945,500 common shares on the exercise of warrants for proceeds of $1,095,700; and

                  (ii)issued  150,000  common  shares on the  exercise  of stock options for proceeds of $112,500.

         (b) On April 18, 2006, the Company entered into a letter of intent (the "Red Lake LOI") with Goldcorp. Inc. ("Goldcorp") regarding the option to earn 60% interests in the Middle Property (64 unpatented claims) and the Pipestone Property (6 unpatented claims) and a 30% interest in the Biron Bay Property (10 patented claims) (collectively the "Red Lake Properties"). Under the terms of the Red Lake LOI the Company has 60 days to conduct its due diligence. Should the Company confirm that

                               HALO RESOURCES LTD.
                         (AN EXPLORATION STAGE COMPANY)
                    NOTES TO THE INTERIM FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)


11.      SUBSEQUENT EVENTS (continued)

                  it wishes to proceed, both parties will enter into a formal option agreement (the "Definitive Agreement") and the Company will earn its interest in the Red Lake Properties by spending $3.0 million, as follows:

                                                         $
                                Year 1                  750,000
                                Year 2                1,000,000
                                Year 3                1,250,000
                                                   ------------
                                                      3,000,000
                                                   ============

                  The Company will be committed to spend the initial $750,000 required upon signing the Definitive Agreement. Upon spending the $3.0 million, the Company will be able to exercise the option, at which time Goldcorp can reacquire 25% interests in the Middle Property and the Pipestone Property and a 12.5% interest in the Biron Bay Property by paying $6 million to the Company (the "Back-In Right"). If Goldcorp does not exercise its Back-In Right the Company will then issue 1 million common shares of its share capital to Goldcorp.

                               HALO RESOURCES LTD.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2006


BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at April 26, 2006 and should be read in conjunction with the unaudited interim financial statements and the accompanying notes for the six months ended February 28, 2006 of Halo Resources Ltd. (the "Company"). Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at WWW.SEDAR.COM .

COMPANY OVERVIEW

The Company is a resource exploration company which historically was engaged in the acquisition, exploration and development of crude oil and natural gas properties in the United States. In 2004 the Company reorganized its corporate structure and business objectives. Effective March 1, 2004, the Company sold its remaining oil and natural gas property interest. The Company subsequently acquired a number of mineral property interests. The Company is now considered to be an exploration stage company engaged in the acquisition and exploration of precious metals on mineral interests located in Canada with active exploration programs in Quebec, Ontario and Manitoba. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its mineral interests.

As of the date of this MD&A the Company is a reporting issuer in British Columbia, Alberta and Quebec. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "HLO", on the OTCBB under the symbol "HLOSF" and on the Frankfurt Stock Exchange ("FSE") under the symbol "HRL". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

EXPLORATION PROJECTS

DUPORT PROPERTY, ONTARIO, CANADA

The original NI 43-101 technical report on Duport was updated to review the exploration data compiled in 2005, and to provide recommendations for future work programs on the property aimed at expanding the resource base of the property. Preparations were made to commence a January/February program to drill test the numerous high priority targets generated by the successful 2005 helicopter-supported airborne magnetometer and electromagnetic ("EM") survey. Unfortunately, mild temperature conditions during January and February did not allow the building of sufficient ice thickness to support the drill rigs and it was necessary to defer the planned drill program until the next winter season.

The Company believes that the property shows very high potential to expand the existing resource, both laterally and along strike of the deposit, and discover additional ounces within prospective satellite geophysical targets associated with gold in historic drill holes in close proximity to the Duport deposit.

BACHELOR LAKE PROPERTY, QUEBEC

Since acquisition the Company has proceeded with an aggressive and extensive exploration program to determine the true potential of the Bachelor Lake property. To date and considering the current ownership structure, one would consider that the exploration results have been mixed. The Company is now assessing how to proceed with the next phase of development at the Bachelor Lake property. In order to advance this project to the next phase the joint venture is considering various alternatives including a restructuring of ownership interests. Discussions are ongoing with the joint venture partner but to date no agreement has been reached.

QUARTER MOON LAKE PROPERTY, MANITOBA

There was no activity on this property and the Letter of Intent ("LOI") with Endowment Lakes (2002) Limited Partnership ("EL") was extended. During 2006, the Company will consider expanding the existing joint venture with a view to including several additional claim blocks that were also staked by EL to follow up on gold anomalies in lake sediments. The restructuring of the LOI will result in revised payment terms.

SHERRIDON VMS PROPERTY, MANITOBA

In January 2006, the Company completed a technical report on the Sherridon VMS Property in accordance with NI 43-101. The Company has continued to assemble a large land package of approximately 16,700 ha in the Sherridon volcanic massive sulphide ("VMS") district located 70 km northeast of Flin Flon. The package includes six copper-zinc type deposits and is considered highly prospective for new VMS discoveries. The Company has now staked a total of 64 claims (approximately 12,700 ha) and through four option agreements has the right to acquire a 100% interest in 27 other mining claims and one mineral lease in the Sherridon area. The most significant of these agreements are those with Hudson Bay Exploration and Development Company Limited ("HBED") which allow the Company to acquire 100% of the substantial Jungle and Park copper-zinc deposits. Under a separate agreement HBED has also agreed to provide the Company with access to its historical exploration database within the Sherridon VMS Property.

Under the technical direction of Eckart Buhlmann, an exploration team has been assembled and the 2006 exploration plan developed. The compilation of the large body of recently acquired government assessment data is well underway. The detailed exploration data provided by HBED represents a major strategic exploration asset and will assist the Company greatly to define the location of the mineralized horizons on the north rim of the Sherridon dome.

A deep-penetrating and high resolution helicopter-borne geophysical survey has been awarded to cover the Company's entire Sherridon property at a flight line spacing of 100 m for a total of 2684 line km. Mobilization will be in May 2006. This VTEM survey, together with the 1996 SPECTREM survey results provided by HBED, will form a strong regional geophysical database on which a large part of the Company's 2006/2007 follow-up exploration drilling program will be built.

RED LAKE PROPERTY, ONTARIO

The Company has signed a Letter of Intent with Goldcorp Inc. ("Goldcorp") on its Middle Bay, Pipestone Bay and Biron Bay properties located in Ball Township, Red Lake, Ontario.

Goldcorp currently holds a 100% interest in the Middle and Pipestone properties totalling 70 claim units and a 50% interest (Biron Resources as to 50%) in the Biron Bay property. The Biron Bay property comprises 10 patented claims. Under the terms of the agreement, the Company can earn a 60% interest, as operator of the property through exploration expenditures of $3,000,000 over three years. The Company has 60 days in which to complete a due diligence review of the available data.

The Middle Bay, Pipestone Bay and Biron Bay properties are located about 32 km west of the prolific Campbell and Red Lake Mines. The property covers widespread gold mineralization from surface showings and small gold deposits. Of interest is a 5.5 km long, arcuate, intensely carbonate-altered structural horizon that trends through Middle Bay and lies south of a prominent late-stage ultramafic body centered on Pipestone Bay.

Previous exploration by Goldcorp and others have returned surface gold values up to 0.55 opt gold. Little systematic exploration including diamond drilling has been carried out in this area. Another target of interest on the property includes the "Philips showing" that has returned values up to 1.87 opt over 1.8 meters and 0.38 opt over 7.3 meters respectively from surface trenching located about 1.2 km north of the Middle Bay structure.

In addition to the data evaluation, a property visit is planned in the near future to complete the due diligence review.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian GAAP.

                              -----------------------   -------------------------------------------------   ----------------------
                                    FISCAL 2006                            FISCAL 2005                            FISCAL 2004
                              -----------------------   -------------------------------------------------   ----------------------
THREE MONTH PERIODS ENDING      FEB. 29      NOV. 30      AUG. 31      MAY 31       FEB. 28      NOV. 30      AUG. 31     MAY 31
                                   $            $            $            $            $            $            $           $
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------   ---------

OPERATIONS:

Revenues                           3,498        4,650        5,549       13,016       12,323          443       19,930      15,723
Net income (loss)               (246,430)    (310,510)    (343,202)    (257,398)     485,859     (253,369)    (166,197)    (18,485)
Basic and diluted income
  (loss) per share                 (0.01)       (0.01)       (0.01)       (0.01)        0.03        (0.03)       (0.03)      (0.00)
Dividends per share                    -            -            -            -            -            -            -           -

BALANCE SHEET:

Working capital                  751,209    1,358,021      506,811      821,010    4,809,864        7,121      278,710     328,466
Total assets                  25,487,480   25,971,467   23,928,682   22,474,879    6,346,291      318,900      417,581     339,861
Total long-term liabilities   14,560,133   14,756,133   14,266,500   13,314,000            -            -            -           -
                              -----------------------   -------------------------------------------------   ----------------------

RESULTS OF OPERATIONS

During the six months ended February 28, 2006 ("2006"), the Company reported a net loss of $556,940, an increase in loss of $789,430, from the $232,490 income reported during the six months ended February 28, 2005 ("2005"). The increase in the net loss 2006 compared to 2005, is primarily attributed to the decrease of $644,000 in future income tax recovery, from $1,209,000 in 2005 to $565,000 in 2006, offset by a $273,487 increase in general and administrative expenses,

General and administrative costs increased from $444,658 in 2005 to $718,145 in 2006, as follows:
                                                   ----------------------------
                                                         SIX MONTHS ENDED
                                                           FEBRUARY 28,
                                                   ----------------------------
                                                       2006            2005
                                                         $               $

Accounting and administration                            61,500          52,300
Advertising and related                                  17,055          13,592
Consulting and professional fees                        203,795          61,789
Filing fees and transfer agent                           30,944          31,737
Foreign exchange                                            313          11,560
Investment conferences                                   43,890          81,292
Investor relations and shareholder communications        64,178          44,783
Insurance                                                10,713               -
Legal and audit                                          87,740          32,486
Office and general                                       52,772           7,435
Office rent and operating costs                           9,082          16,149
Printing                                                  6,540           5,134
Salaries and benefits                                    46,644          48,627
Telephone                                                 6,965           4,958
Travel and related costs                                 67,593          28,454
Website and internet costs                                8,421           4,362
                                                   ------------    ------------
                                                        718,145         444,658
                                                   ============    ============

General and administration expenses increased during 2006, due to increased activities relating to the Company's property acquisitions, ongoing financing activities, increased consulting and professional fees, shareholder communications and investor relations activities. Significant expenditures incurred during 2006, include $74,241 for legal costs incurred primarily for the initial preparation of the Company's AIF, general legal advice on financings and a general increase in activities; $30,944 for transfer agent and regulatory filings for the Company's financing and property filings; $13,499 for independent audit costs; $203,795 for incurred consulting and professional fees provided for financing opportunities; $64,178 for investor relations and shareholder communications costs; $43,890 for attendance and presentations at numerous investment conferences in Canada, the United States and Europe; $67,593 for travel and related costs, primarily to attend investment conferences and meetings with the investment community; $52,772 for office and miscellaneous; and $46,644 for salaries and benefits paid to the President of the Company. During 2006, accounting and administration expenses of $61,500 was billed by Chase Management Ltd. ("Chase"), a private company owned by Nick DeMare, a director and the CFO of the Company. Chase is currently paid a base amount of $3,000 per month for bookkeeping, accounting, administration and corporate filing services provided by Chase personnel, exclusive of Mr. DeMare, and $2,500 per month related to Mr. DeMare's services as the CFO of the Company.

The Company also recorded a non cash stock-based compensation charge of $359,822 in 2006 on the granting of 1,768,000 stock options, compared to $544,056 in 2005, when the Company granted 1,078,000 stock options. The calculation is based on the fair value of stock options granted by the Company using the Black-Scholes option pricing model, which uses estimates and assumptions.

In September 2005, the Company completed a private placement financing whereby it issued a total of 5,273,236 common shares for $3,493,249 cash proceeds. Of the total financing, 3,293,070 common shares were issued on a flow-through share basis, for $2,305,149 cash proceeds. Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements have been renounced by the Company to investors in accordance with Canadian income tax legislation. The renunciation of such expenditures is accounted for as a financing cost related to the flow-through issuance and resulted in a $820,633 reduction in share capital with a corresponding increase in the Company's future tax liability. The Company also received $428,250 in 2006 from the exercise of warrants to purchase 1,653,000 common shares.

During 2006, the Company exercised its option on the Bachelor Lake Property and paid $100,000. The Company also paid $92,528 for legal costs associated with property acquisitions and documentation, $116,690 for claims staking and $30,000 option payments on the Sherridon VMS Property, and $25,000 for capitalized dividend on the Duport Property. The Company also recorded a total of $1,203,442 for exploration expenditures. Detailed discussion of the Company's exploration activities conducted are discussed in "Exploration Projects".

As a result of the application of previously unrecognized losses in 2006, the Company recognized a future income tax recovery and a reduction of the future income tax liability of $565,000.

FINANCIAL CONDITION / CAPITAL RESOURCES

The Company's practice is to proceed with staged exploration, where each stage is dependent on the successful results of the preceding stage. To date the Company has not received any revenues from its mining activities and has relied on equity financing to fund its commitments and discharge its liabilities as they come due. As at February 28, 2006, the Company had working capital of $751,209. Although final budgets have not been completed, the Company expects to continue exploration work on its Sherridon and Duport Properties. The Company will also conduct due diligence on the Red Lake Property. The Company will require additional financings to maintain its core operations and planned exploration. In addition, results from its exploration programs and/or additional mineral property acquisitions may result in additional financial requirements. There is no assurance that funding will be available on terms acceptable to the Company or at all. If such funds cannot be secured, the Company may be forced to curtail additional exploration efforts to a level for which funding can be secured.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company has no proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the August 31, 2005 audited financial statements.

CHANGES IN ACCOUNTING POLICIES

The Company has no changes in accounting policies.

TRANSACTIONS WITH RELATED PARTIES

During the six months ended February 28, 2006, the Company was charged $119,700 for management, professional, accounting and administrative services provided by companies controlled by officers and directors of the Company. As at February 28, 2006, accounts payable and accrued liabilities include $7,666 due to these related parties.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

INVESTOR RELATIONS ACTIVITIES

Mr. Chris Brown had been with the Company since November 5, 2004, and effective February 17, 2005, was appointed Manager of Corporate Development, and was responsible for the day to day investor relations activities. Mr. Brown's appointment was terminated on March 1, 2006. The Company has retained, on a part time basis and on a contract basis, a number of assistants during 2006. A number of other consultants were also retained during 2006, on an interim trial basis but all were terminated after short term engagements. The services provided by these consultants related to assistance in co-ordinating Company road shows in Europe and North America.

On March 10, 2006, the Company entered into an investor relation agreement, subject to regulatory approval, with Clark Avenue Company Inc. ("Clark Avenue") to provide market awareness and investor relations on behalf of the Company. The agreement is for a term of one year. Clark Avenue is paid $5,000 per month, and the Company also agreed to grant an option to purchase 400,000 common shares of the Company exercisable at a price of $0.45 per share for a period of five years. During 2006, the Company also paid $17,055 for advertising, $43,890 for investment conferences, $64,178 for investor relations and shareholder communications and $6,540 for printing costs associated with investor materials and pamphlets.

During 2006 the Company was active in providing corporate awareness given the commencement of its work programs. The Company was also active in attending and presenting at a number of investment conferences and trade shows in Toronto, Manitoba and Frankfurt. The Company is also using a number of web based advertisers.

The Company maintains a web site at WWW.HALORES.COM .

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at April 26, 2006, there were 31,138,216 issued and outstanding common shares, 2,553,000 stock options outstanding and exercisable, at an exercise price ranging from $0.45 to $0.75 per share, and 8,322,563 warrants outstanding, with exercise prices ranging from $0.70 and $1.50 per share.

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Marc Cernovitch, a Director and Chief Executive Officer of Halo Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Halo Resources Ltd., (the issuer) for the interim period ending February 28, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  April 28, 2006


/s/ MARC CERNOVITCH
----------------------------------
Marc Cernovitch,
Director & Chief Executive Officer

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Nick DeMare, a Director and Chief Financial Officer of Halo Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Halo Resources Ltd., (the issuer) for the interim period ending February 28, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  April 28, 2006


/s/ NICK DEMARE
----------------------------------
Nick DeMare,
Director & Chief Financial Officer